SEC FILE NUMBER
000-31523
CUSIP NUMBER
45071R109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Ixia

Full Name of Registrant

Former Name if Applicable

26601 West Agoura Road

Address of Principal Executive Office (Street and Number)

Calabasas, California 91302

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ixia (“Ixia” or the “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) within the prescribed time period without unreasonable effort or expense.

As the Registrant previously reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2015, additional time is required for the Registrant to complete its consolidated financial statements for the fiscal year ended December 31, 2014 (the “2014 Fiscal Year”), and for the Registrant’s independent registered public accounting firm to complete its audit procedures and audit relating to those financial statements.

The Registrant is also still in the process of completing the testing and assessment of the effectiveness of its internal control over financial reporting as of December 31, 2014. The Registrant expects to disclose in the 2014 Form 10-K that one or more of the material weaknesses in its internal controls that existed as of December 31, 2013 had not been fully remediated by December 31, 2014 and, as a result, the Registrant’s internal control over financial reporting and its disclosure controls and procedures were not effective as of December 31, 2014.

The Registrant plans to file the 2014 Form 10-K with the SEC within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended (i.e., on or before March 17, 2015).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brent Novak	818	871-1800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 24, 2015, the Registrant issued a press release announcing its preliminary financial results for the fiscal fourth quarter and year ended December 31, 2014. A copy of the press release was furnished as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 24, 2015. As announced in the press release, the Registrant expects:

•	total revenue for the Registrant’s 2014 Fiscal Year to be approximately $464.5 million, compared with $467.3 million of total revenue for the Registrant’s fiscal year ended December 31, 2013 (the “2013 Fiscal Year”), which amounts include approximately $59.0 million and $4.8 million of revenue for the Registrant’s 2014 Fiscal Year and 2013 Fiscal Year, respectively, attributable to the operations of Net Optics, Inc., which was acquired by the Registrant in December 2013; and

•	net loss for the Registrant’s 2014 Fiscal Year of approximately $41.6 million, or $0.54 per diluted share, compared with net income of approximately $11.9 million, or $0.15 per diluted share, for the Registrant’s 2013 Fiscal Year.

FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the completion of the Registrant’s consolidated financial statements for the Registrant’s 2014 Fiscal Year and of the related audit of those financial statements, the timing of the Registrant’s filing of its 2014 Form 10-K with the SEC, and certain expected financial results for the Registrant’s 2014 Fiscal Year. In some cases, such forward-looking statements can be identified by terms such as may, will, should, expect, plan, believe, estimate, predict, or the like. Such forward-looking statements reflect the current intent, belief, and expectations of the Registrant’s management and are subject to risks and uncertainties that could cause the Registrant’s actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that may cause actual results to differ materially from management’s current expectations include, among others, the risk that the completion of the Registrant’s consolidated financial statements for its 2014 Fiscal Year and of the related audit will take longer than expected, including as a result of any issues or considerations that may be identified in the course of such completion; the risk that the Registrant will be unable to complete and file the 2014 Form 10-K with the SEC within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended, and the risk that the Registrant’s completion of its financial close processes and consolidated financial statements for the 2014 Fiscal Year will impact the Registrant’s currently expected financial results for the 2014 Fiscal Year. Such factors also include those factors identified in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013, and in its other filings with the SEC. The Registrant undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Ixia

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 2, 2015	By	/s/ Brent Novak Brent Novak
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.